Exhibit 99.2

Management’s Discussion

and Analysis

For the Three and Six Months Ended June 30, 2026

POET Technologies Inc. Suite 1107 – 120 Eglinton Avenue East Toronto, Ontario, Canada M4P 1E2 Tel: (416) 368-9411 Fax: (416) 322-5075

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026

The following discussion and analysis of the operations, results, and financial position of POET Technologies Inc., (the “Company” or “POET”) for the six months ended June 30, 2026 (the “Period”) should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the six months and June 30, 2026 and the related notes thereto, both of which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The effective date of this report is August 13, 2026. All financial figures are in United States dollars (“USD”, “$” or “US$”) unless otherwise indicated. The abbreviation “U.S.” used throughout refers to the United States of America.

Forward-Looking Statements

This management discussion and analysis contains forward-looking statements that involve risks and uncertainties. It uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, and other similar expressions to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the early stage of the Company’s development and the possibility that future development of the Company’s technology and business will not be consistent with management’s expectations, the anticipated development and production for the Company’s projects and products and the result of such research and development, the failure to meet the timelines the Company expects in respect of its product development and manufacturing objectives (if at all), the anticipated capital and operating costs associated to achieve the Company’s objectives and milestones, the inherent uncertainty of cost estimates, the ability to control costs and risks relating to cost overruns and unexpected costs, the ability of the Company to successfully commercialize its products and difficulties in achieving commercial production or interruptions in such production if achieved, risks relating to capital markets and the ability of the Company to fund its operations on terms acceptable to it (if at all), the uncertainty of profitability and cessation of business (including for failure to obtain adequate or timely funding or due to other factors), actual results of engineering and product development being different than anticipated, competition from others, market factors, including future demand for and prices of the Company’s products, inherent risks of managing design and development operations in multiple countries, risks associated with supplier and sub-contractor delays and other operating uncertainties, and the general risks of the semiconductor and photonics markets, among other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or Management’s estimates or opinions should change, except to the extent required by law. The reader is cautioned not to place undue reliance on forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s continuous disclosure documents that are available electronically on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov under the Company’s profile.

1

Overview

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “POET” on the Nasdaq. POET Technologies is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” (or “WLCSP”) to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing. The emergence of Artificial Intelligence (AI) systems over the past year has placed extraordinary demands on cloud-based AI service providers and hyperscale data centers for increases in network speeds and bandwidth and decreases in latency. We believe that chip-scale integration is essential to developing hardware that can meet such demands and that POET is on the forefront of providing scalable solutions for current and future AI systems.

POET targeted as the first application of the Optical Interposer the development of optical engines for optical transceivers used in internet data centers. Optical Engines include all the passive and active components related to the production, manipulation, and detection of light within an Optical Transceiver. Optical Transceivers plug into switches and servers within the data center and allow these network devices to send and receive data over fiber-optic cables. We chose this market because it is large in size, has established standards for device performance, and the unit volumes of devices shipped annually are exceptionally high. It is a market in which our advantages of cost, power consumption and ability to scale rapidly allow us to be competitive with other suppliers.

The rapid growth of AI software systems represents a profound opportunity for POET. We believe that the rapid growth of software services, including large language models and agents, can only be sustained with hardware that meets the challenges of increasing speed and bandwidth, lower latency, lower power consumption, lower cost, and the ability to scale to the volumes that will be required by data centers globally. POET meets the challenge of AI connectivity in two ways: first, by providing to the makers of pluggable optical transceiver modules fully-integrated, chip-scale Optical Engines at speeds of 800Gbs (gigabits per second) and 1.6Tbs (terabits per second) and higher in industry-standard pluggable form factors. Second, we have used our Optical Interposer technology to develop unique, proprietary Light Source products that address newly emerging architectures in data centers, including Co-Packaged Optics (CPO) and External Laser Small Form-factor Pluggable (ELSFP) formats that are based on chip-to-chip data transfer using light, rather than electrons, which resolves speed, bandwidth, latency, heat-generation and cost issues at a fundamental level. The combination of POET’s focus on leading-edge Optical Transceivers and Light Source products for next generation data center architectures essentially places POET in a leading position focused exclusively on AI Connectivity.

Research & Development

Beginning in 2017, POET began designing lasers for data communications applications and directed DenseLight Semiconductors, Pte. Ltd., a former subsidiary of the Company, to build such lasers to be compatible with the Optical Interposer platform. In 2019, the Company decided to adopt a “fab light” strategy, common among semiconductor companies, and divested its fabrication operations through the sale of DenseLight in November of that year. From 2018 - 2020, virtually all the R&D spending in the Company was dedicated to design & development of the Optical Interposer as a versatile platform technology, replete with features that enhance its utility across a variety of application spaces.

2

During the second half of 2021, the Company transitioned to product development by investing in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of optical engines at various stages of development were made available and delivered to customers in 2022 for initial evaluation and in 2023 for design and customer qualification. POET’s effort in lower speed Optical Engine design and production was intended primarily as a way for POET to demonstrate the viability and market acceptance of its unique approach to integration and fabrication and to establish an initial presence in the market. However, the Company’s primary strategy is to offer Optical Engines at the highest speeds at which customers are deploying optical transceivers. In 2025, deployed 800G and 1.6T optical engines, both heavily focused on hyperscale data centers actively implementing AI services. Consistent with this strategy, the Company has invested approximately $20 million in design, development and engineering programs related to its 800G and 1.6T transmit and receive chiplets, in external light source products, co-packaged optics and unique fabrication techniques related to its Optical Interposer platform.

The Company designed, tested and sampled a first generation of its 400G transmit (Tx) engines in 2024, and its 800G receive (Rx) engine with various customers. The 800G Rx engine was well received, fully qualified and has been designed into the optical transceiver modules of several customers during 2024 and 2025. The Company sampled its second generation of 400G and 800G Tx engines in 2025 as well as both Tx and Rx versions of its 1.6T optical engine chipsets. So long as the Company provides Optical Engines to optical transceiver module customers, there will always be customer centric adjustments to these products to fit their specific needs. The cost to make these adjustments will vary depending on the customer requirements.

The Company invested approximately $15.9 million in 2025 in the development of its 800G and 1.6T optical engine chipsets and light sources for artificial intelligence and is expected to invest an additional $30 million over the next two years on these products. The Company has continued with the development and sale of optical transceiver modules but will sell into niche markets at first to avoid conflicts with its module customers. We are deploying an estimated $8.0 million or more over the next two years toward our development of light source products.

Target Markets

Data Center AI Market

To support the substantial increase in bandwidth consumption, data center operators are increasing the scale of their data centers and deploying infrastructure capable of higher data transmission rates. At the present time, much of the industry is moving from 400G to 800G and higher. With the growth of AI networks, interest in acquiring 1.6Tbs capable optical transceivers has literally skyrocketed. According to LightCounting, high-speed datacom pluggables (400G and 800G, overwhelmingly in pluggable form factors) is expected to reach ~$7–12 billion in revenue. 800G is the primary growth driver and majority share by 2026. The AI cluster Ethernet optics market (heavily 800G pluggable-driven, including coherent and some LPO) is $26 billion in 2026, up ~60% year-over-year from $16.5 billion in 2025 (LightCounting January 2026 forecast). Growth in 2026 is expected to be extremely strong (50–100%+ YoY for 800G volume/revenue in many forecasts), driven by AI capex surge. This segment alone is adding several billion dollars in incremental revenue year-over-year. The forecast for 2027 through 2030, is projected to moderate to 11–18% CAGR for 800G transceivers through 2033. The overall optical transceiver market (where 800G pluggables are a core driver) is projected to grow at 13–17% CAGR, reaching ~$25–40 billion by 2029–2033, with 800G volumes peak mid-to-late 2020s before 1.6T (and later 3.2T) ramps. Long-term TAM for 800G pluggables could hit $5–10 billion annually at peak before gradual displacement by higher-speed generations and emerging CPO/NPO/LPO architectures.

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Light Source Markets

The Light Source market consists of two main segments: External lasers for CPO and chip-to-chip optical I/O. Both markets are high-growth but start from modest bases in 2025–2026 before exploding mid-decade as AI clusters scale beyond copper limits. External lasers for CPO provide a more immediate, pluggable revenue stream, while chip-to-chip optical I/O offers steeper long-term CAGR as true in-package integration matures. Data draws from DataIntelo, IDTechEx, Intel Market Research, Grand View Research, DataM Intelligence, and aligned 2025–2026 reports; actuals will depend on hyperscaler adoption (NVIDIA, AMD, Amazon, etc.) and supply-chain maturation.

IDTechEx forecasts the overall CPO market (where external lasers are a core value-chain element) to exceed US$20 billion by 2036 at a 37% CAGR from 2026, with network switches dominating but AI optical I/O growing as a share. Other reports (Future Markets Inc., SemiAnalysis) project early CPO shipments in the 10–15k unit range for 2026, scaling significantly thereafter, with external lasers highlighted for reliability, hot-swappability, and high-power delivery (e.g., supporting 1.6T+ engines).

Chip-to-Chip Optical Data Communication (GPU to GPU and GPU to Memory Optical I/O). This covers in-package or near-package photonic interconnects/chiplets for ultra-short-reach, high-bandwidth, low-latency links inside AI accelerators or clusters. These often integrate or pair with external laser sources and target disaggregated memory, scale-up fabrics, and “one giant GPU” architectures. Key forecasts include (a) In-Package Optical I/O market: US$ 32.1 million in 2024, growing to US$544 million by 2032 at 41.5% CAGR; (b) UCIe optical chiplets: ~US$ 35 million in 2024 growing to US$ 520 million by 2030; (c) GPU-to-GPU ultra-short-reach optical interconnects: US$ 302.2 million in 2024 to US$ 1.223 billion by 2030 at 26.8% CAGR; and (d) Broader Optical Interconnect in AI Data Centers (encompassing GPU/memory scale-up): US$ 9.94 billion in 2025 growing to US$ 31.04 billion by 2033 at 15.3% CAGR.

Other Potential Photonics Markets

Other markets for POET’s integrated photonics solutions include 5G interconnect markets, such as PON and GPON, edge computing for machine-to-machine communications, and selected sensing markets, including LIDAR, Optical Coherence Tomography for medical devices, and certain consumer products, such as virtual reality systems.

Manufacturing

To address the challenge of producing devices in the large quantities needed by customers in the high-volume data communications industry, and in keeping with our “fab-light” strategy, POET has entered into agreements with Globetronics Manufacturing, Sdn. Bhd. and NationGate Solution (M) Sdn. Bhd. to establish and maintain optical engine assembly and test operations in Malaysia. Both companies are prominent manufacturers of electronic devices and equipment located in Penang, Malaysia and are ideal manufacturing partners for POET. In our Globetronics clean room of approximately 10,000 square feet, we have installed all our wafer-level processing equipment in a production line that has the capacity to produce 1 million optical engines annually. We are now installing specialized equipment dedicated to light source production into a cleanroom of comparable size within the NationGate facilty.

Our detailed assessment of our production needs and our desire to mitigate the geopolitical risk in China supported our relocation to Malaysia. We determined that we could not achieve full operational control of Super Photonics Xiamen (SPC) in the context of any joint venture. The first phase of transition out of China involved the transfer of all our production equipment to Globetronics and NationGate, a phase that has been completed. The second phase was the dissolution of the joint venture with Sanan IC, which has also been completed with that operation now permanently closed. Following completion of the final audit and the filing of certain documents with the Chinese authorities, the final stage will be the winding-up of that company, which we expect to complete within the next few months.

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Our Strategy

Our vision for the Company is to become a global leader in chip-scale photonic solutions by deploying products based on our Optical Interposer technology, optical engine designs and optical modules over a broad range of vertical market applications. Our Mission for the Company is to establish an industry leadership position based on the “semiconductorization” of photonics, producing validated, disruptive, IP protected products globally.

The following is our strategy to achieve our vision and mission for the Company:

●	Ramp production capabilities at GMSB and NationGate. POET’s agreements with GMSB and NationGate in Malaysia supports its vision and mission by establishing wafer-level manufacturing, reducing reliance on China, and enhancing supply chain resilience. The partnerships enable POET to scale production efficiently, leveraging their expertise in high-volume semiconductor manufacturing to meet growing demand in the optical interconnect market. These collaborations enhance POET’s operational control, ensuring high-quality standards, faster production, and better supply chain management. It also opens doors to key global markets, strengthening POET’s position as a leader in optical solutions for data communications and AI technologies.

●	Engage with industry leaders and incumbents. We will continue to promote the potential of the Optical Interposer and POET-designed Optical Engines to solve critical challenges with current approaches to data transfer in data center and telecom applications, especially to those hyperscale data centers implementing large-scale AI applications. We believe that the size, performance and design flexibility of POET’s chip-scale approach to integration and to the rapid introduction of successive product generations is an enabling technology that will allow POET to enter markets where relatively few competitors will have the requisite technology to succeed.

●	Transition to making Optical Transceiver Modules for direct sales to end-users. In addition to adding features to the Optical Interposer, we have added essential electronic components, such as Trans Impedance Amplifiers (TIAs) and laser drivers to the interposer platform, which improves performance and lowers the cost of module assembly. We intend to add the necessary capabilities for design and development optical transceiver modules, either through internal development or in collaboration with other companies. Being most familiar with the unique capabilities of our technology, we believe that we are in a position to rapidly extend our expertise to complete optical modules. In addition, we want to own key components. Starting with our internally designed and developed hybrid laser, we intend to develop or acquire components with differentiated performance to include in our modules. Doing so has the advantage of avoiding a lengthy sales and qualification cycle (i.e., selling to module makers who then sell to end users) and being able to sell directly to end users, showcasing our own branded products to network equipment suppliers and data center operators. However, so as not to compete with our optical module customers, our current plan is to sell our optical modules, once developed, into niche rather than mainstream applications.

●	Pursue complementary strategic alliance or acquisition opportunities for inorganic growth. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities for growth and vertical integration that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

●	Explore technology licensing opportunities for growth in non-target sectors. It is not possible for the Company to pursue all potential applications for the POET Optical Interposer. We will carefully consider opportunities to license our technology to others when and if appropriate.

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Our Products

POET Optical Engine Products currently include the following:

●	100G LR4 Tx and Rx
●	200G FR4 Tx and Rx
●	400G/800G FR4 Rx with integrated TIA
●	400G/800G FR4 Tx with integrated Driver
●	1.6T 4xFR4 Rx with integrated TIA
●	200G/Lane Tx & Rx for 1.6T and 3.2T chipsets
●	LightBar: C-Band External Light Source
●	LightBar: O-Band External Light Source

Intellectual Property

We have 81 issued patents and 37 patent applications pending. Of the 81 issued patents, 49 are directly related to the Optical Interposer and include fundamental design and process patents. All 37 applications pending are Optical Interposer-related. Multiple additional applications are in various stages of preparation. The patents cover device structures, underlying technology related to the Optical Interposer, applications of the technology, and fabrication processes. We intend to continue to apply for additional patents in the future. We believe these patents provide a significant barrier to entry against competition along with company trade secrets and know-how. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes, and products for data communication applications in the data center market.

MD&A Highlights

Net loss for the six months ended June 30, 2026 was $23,682,146. The net loss included $12,833,592 incurred for research and development activities directly related to the development and commercialization of the POET Optical Interposer and POET Optical Engine products and modules. Research and development included non-cash costs of $2,549,980 related to stock-based compensation. $26,300,351 was incurred for selling, marketing and administration expenses which included non-cash costs of $4,753,692 related to stock-based compensation and $1,984,653 related to depreciation and amortization.

The Company incurred $114,411 in interest costs, all of which was non-cash.

The Company generated $8,269,787 of interest income resulting from its investments. Additionally, the Company had a non-cash gain of $7,134,082 which was a result of the fair value adjustment to the derivative warrant liability.

Total cash used in operations was $21,079,966.

The Company’s statement of financial position as of June 30, 2026 reflects assets with a book value of $881,805,309 compared to $328,572,438 as of December 31, 2025. Ninety one percent (91%) of the book value at June 30, 2026 was in current assets consisting primarily of cash, cash equivalents and short-term investments of $796,341,903 compared to ninety six percent (96%) of the book value as of December 31, 2025, which consisted primarily of cash and cash equivalents of $313,398,303.

6

Significant Events and Milestones for the six months Ended June 30, 2026

We achieved the following significant milestones during the three months ended June 30, 2026:

1)	On February 12, 2026, the Company announced that it earned an Elite Score and a category win in the Lightwave Innovation Reviews 13th annual awards.

2)	During the Optical Fiber Communications Conference held between March 16 – 19, 2026, the Company performed live demonstrations of its two leading external light source (ELS) products.

3)	On March 16, 2026, the Company announced a strategic collaboration with LITEON Technology, one of the world’s leading providers of optoelectronic semiconductor components and high-power optical systems. The partnership aims to co-develop next-generation optical communication modules built on POET’s patented optical interposer technology and integration platform.

4)	On March 17, 2026 the Company announced the joint development of a 1.6T 2×DR4 optical transceiver module designed for next-generation AI clusters and hyperscale data center networks with Lessengers.

5)	On April 14, 2026, the Company announced its intention to move the Company’s headquarters to and redomicile the Company in the U.S. so that it will no longer be a foreign corporation, which would eliminate the possibility of the Company being classified as a PFIC in future years.

6)	On May 12, 2026, the Company announced the appointment of Dr. Sandeep Kumar as Chief Operating Officer reporting to the Chief Executive Officer.

7)	On May 14, 2026, the Company announced that it entered into a supply agreement that establishes a strategic joint development and commercial technology partnership with Lumilens Inc. to advance a new class of wafer-level photonic integration for frontier AI infrastructure. The supply agreement between Lumilens and POET establishes a commercial framework to support the joint development program, and, as part of that framework, Lumilens has placed an initial purchase order with POET for the manufacturing of EOI-based engines valued at $50 million. This purchase order represents the first phase of a broader supplier relationship that could scale to $500+ million in cumulative purchases from POET over five years.

8)	On May 18, 2026, the Company closed a registered direct offering by issuing 19,047,620 units to a single institutional investor at a price of $21 per unit for gross proceeds of $400,000,020. The offering was priced at a premium to market. Each unit consisted of one common share and one common share purchase warrant, with each warrant being exercisable at a price of $26.25 until May 18, 2029.

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Anticipated Key Milestones for 2026

The following sets out the key milestones, estimated timing and costs of product development on the Company’s main projects in 2026, based on the Company’s reasonable expectations and intended courses of action and current assumptions and judgement. The Company’s main objective is to advance the products below to its next milestone and the successful development and roll out of these key products and projects in 2026.

Key Milestone	Stage	Timing	Expected Expenditures

Research & Development Programs:
	Development	Q2 2026	3,000,000
Module Development	Prototype	Q1 2027	2,000,000
	Production	Q3 2027	2,000,000
	Total		7,000,000
	Development	Q3 2025 - Q2 2026	2,500,000
Light Sources for Artificial Intelligence	Prototype	Q4 2026	2,000,000
	Production	Q2 2027	2,000,000
	Total		6,500,000
	Development	Q3 2025 - Q2 2026	2,500,000
800G / 1.6T Tx	Prototypes	Q4 2026	2,000,000
	Production	Q2 2027	1,000,000
	Total		5,500,000
Malaysia Expansion	—	Q3 2025 - Q3 2026	7,000,000
	Total		7,000,000
Corporate Development	—	Q1 2026 – Q4 2026	18,000,000
	Total		18,000,000
Total Research & Development, Malaysia Expansion and Corporate Development			44,000,000

Readers are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events, achieved milestones or results and product development to differ materially from those described above.

Selected Annual Information

The following financial data has been derived from the Company’s audited consolidated financial statements prepared in accordance with IFRS for the years ended December 31, 2025, 2024 and 2023:

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Total Revenue	$1,074,865	$41,427	$465,777
Operating Loss	$42,091,395	$30,064,635	$20,407,308
Net Loss	$62,963,213	$56,695,823	$20,267,365
Net Loss per Share (Basic and Diluted)	$0.68	$0.94	$0.51
Total Assets	$328,572,438	$69,652,449	$8,777,417
Total Non-Cash Financial Liabilities	135,631,585	35,750,607	$1,002,264
Total Liabilities	$144,783,166	$48,963,562	$3,846,001

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Summary of Quarterly Results

Following are the highlights of financial data of the Company for the most recently completed eight quarters, which have been derived from the Company’s consolidated financial statements prepared in accordance with IFRS:

For the Quarter ended:	30-Jun-26	31-Mar-26	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24
Revenue	569,925	503,389	341,202	298,434	268,469	166,760	29,032	3,685
Research and development	(5,784,056)	(4,499,556)	(4,621,450)	(3,735,703)	(3,150,044)	(4,360,192)	(3,437,683)	(1,765,481)
Depreciation and amortization	(1,026,953)	(957,700)	(903,513)	(892,704)	(792,814)	(726,868)	(475,281)	(525,955)
Professional fees	(725,691)	(320,430)	(503,449)	(371,413)	(562,583)	(276,184)	(679,156)	(480,871)
Wages and benefits	(2,778,119)	(4,046,941)	(711,536)	(675,306)	(1,042,380)	(2,123,274)	(758,883)	(667,963)
Loss on acquisition of 24.8% of SPX	-	-	-	-	-	-	(6,852,687)	-
Stock-based compensation	(3,816,906)	(3,486,766)	(2,235,188)	(1,864,589)	(1,165,482)	(841,793)	(1,404,995)	(1,525,131)
General expenses and rent	(456,171)	(1,809,654)	(747,852)	(497,118)	(1,009,778)	(898,056)	(474,937)	(465,448)
Finance advisory fees	(6,172,500)	(3,252,500)	(4,632,236)	(1,816,272)	(1,302,464)	(476,802)	(4,239,831)	(1,319,392)
Derivative liability adjustment	5,531,784	1,602,298	(30,689,590)	(2,414,223)	(7,559,991)	15,382,971	(12,444,661)	(6,179,836)
Interest expense	(67,894)	(46,517)	(48,906)	(31,429)	(30,925)	(32,786)	(31,605)	(30,482)
Other (income), including interest	4,299,496	3,970,291	2,502,964	989,007	533,308	527,782	511,448	216,337
Unrealized foreign exchange loss	(910,975)	-	(422,128)	1,641,602	(1,448,691)	-	-	-
Net loss	(11,338,060)	(12,344,086)	(42,671,682)	(9,369,714)	(17,263,375)	6,341,558	(30,259,239)	(12,740,537)

Net income (loss) per share - Basic	(0.07)	(0.08)	(0.32)	(0.11)	(0.21)	0.08	(0.50)	(0.20)
Net income (loss) per share - Diluted	-	-	-	-	-	-	(0.50)	(0.20)

(1)	Stock based compensation allocated between General & Administrative and Research & Development issuances are combined for MD&A purposes. For financial statement presentation purposes, stock-based compensation is split between General & Administrative and Research & Development.

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Explanation of Quarterly Results for the three months ended June 30, 2026 (“Q2 2026”) compared to the same three-month period in the prior year (“Q2 2025”)

Net loss for Q2 2026 was $11,338,060 compared to net loss of $17,263,375 in Q2 2025, a decrease of $5,925,315. The following discusses the significant variances between Q2 2026 and Q2 2025.

Non-recurring engineering and product revenue (“NRE”) was $569,925 in Q2 2026 compared to $268,469 in Q2 2025, an increase of $301,456 or 12%. Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

Research and development expenses increased by $2,634,012 (84%) to $5,784,056 in Q2 2026 from $3,150,044 in Q2 2025. The increase reflects the continued expansion of engineering activities supporting the commercialization of the Company’s optical engine products, customer-specific development programs, and manufacturing readiness initiatives. The salary component of R&D increased $1,420,519 due to increase in head count and paid bonuses.

Depreciation and amortization increased by $234,139 (30%) to $1,026,953 in Q2 2026 from $792,814 in Q2 2025. As the Company continues its transition to volume manufacturing, additional production equipment acquired over the past two years has been placed into service, resulting in higher depreciation expense.

Professional fees increased by $163,108 (29%) to $725.691 in Q2 2026 from $562,583 in Q2 2025. During Q2 2026, the Company incurred professional fees in defense of a claim that made against the Company. The Company does not have an update on the status of claim at this point. Professional fees were also incurred for other unique projects including the due diligence related to the Company’s loan receivable and other strategic investments.

Wages and benefits increased by $1,735,739 (166%) to $2,778,119 in Q2 2026 from $1,042,380 in Q2 2025. The increase was a result of performance bonuses that were accrued or paid in the period to certain employees. The development success to date and in the future is contingent on the performance of key staff. Many development and financials goals were achieved during the period and retention of these employees will be critical to Poet’s continued success.

Non-cash stock-based compensation which includes the expense related to granted RSUs and stock options increased by $2,651,424 (228%) to $3,816,909 in Q2 2026 from $1,165,482 in Q2 2025. The valuation of stock options is driven by several factors including the number of awards granted, the strike price and the volatility of the Company’s stock. The expense is dependent on the timing of the grant and the amortization of the awards as they vest. The awards vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

Finance advisory fees increased by $4,870,036 (374%) to $6,172,500 in Q2 2026 from $1,302,464 in Q2 2025. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success since 2024 and into Q2 2026 which exceeded $840 million.

The Company issued warrants which are either exercisable in a foreign currency or have a net exercise feature between 2024 and 2026. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash gain of $5,531,784 during Q2 2026 from its adjustment compared to a non-cash loss of $7,559,991 in Q2 2025, representing a favorable variance of $13,091,775. The change primarily reflects fluctuations in the Company’s share price, foreign exchange rates and the remaining terms of the outstanding warrants.

Other income, including interest increased by $3,766,188 (706%) to $4,299,496 in Q2 2026 from $533,308 in Q2 2025. The amounts recognized in both periods were primarily interest income earned on the Company’s cash reserves. The company raised significant funds between Q2 2025 and Q2 2026.

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Explanation of Results for the six months ended June 30, 2026 (the “period”) compared to the same six-month period in the prior year (“2025”)

Net loss for the period was $23,682,146 compared to a net loss of $10,921,817 in 2025, an increase in the loss of $12,760,329 (117%). The following discusses the significant variances between the period and 2025.

Non-recurring engineering and product revenue (“NRE”) was $1,073,314 in the period compared to 435,229 in 2025, an increase of $638,085. Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

R&D increased by $2,773,376 (37%) to $10,283,612 in the period from $7,510,236 in 2025. The increase reflects the continued expansion of engineering activities supporting the commercialization of the Company’s optical engine products, customer-specific development programs, and manufacturing readiness initiatives. It is expected that R&D for a Company at this stage of development will vary from period to period based on the development cycle and the immediate product development needs of the Company.

Wages and benefits increased by $3,659,406 (116%) to $6,825,060 in the period from $3,165,654 in 2025. The increase was a result of performance bonuses paid in the period to certain employees. The increase reflects growth in headcount to support the Company’s manufacturing ramp, together with higher compensation costs and employee incentive programs designed to retain key personnel. Numerous development and financials goals were achieved during the period and retention of employees will be critical to Poet’s continued success.

Depreciation and amortization increased by $464,971 (31%) to $1,984,653 in the period from $1,519,682 in 2025. As the Company continues its transition to volume manufacturing, additional production equipment acquired over the past two years has been placed into service, resulting in higher depreciation expense.

Finance advisory fees was $9,425,000 in 2026 compared to $1,779,266 in 2025. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success since 2024 and into Q2 2026 which exceeded $840 million.

Non-cash stock-based compensation increased by $5,296,397 (264%) to $7,303,672 in the period from $2,007,275 in 2025. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

The Company issued warrants which are either exercisable in a foreign currency or have a net exercise feature. The warrants were issued between 2024 and 2026. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash gain of $7,134,082 during 2026 from its adjustment compared to a non-cash gain of $7,822,980 in 2025, a decrease of $688,898. The change primarily reflects fluctuations in the Company’s share price, foreign exchange rates and the remaining terms of the outstanding warrants.

Other income, including interest increased by $7,208,697 (679%) to $8,269,787 in the period from $1,061,090 in 2025. The amounts recognized in both periods were primarily interest income earned on the Company’s cash reserves. The company raised significant funds between 2025 and 2026.

Unrealized foreign exchange loss was $910,975 in 2026 compared to $1,448,691 in 2025. The unrealized foreign exchange loss is a result of the volatility of the US dollar during the period in relation to other currencies that the Company has in reserve.

11

Explanation of Material Variations by Quarter for the Last Eight Quarters

Q2 2026 compared to Q1 2026

Net loss for Q2 2026 was $11,338,060 compared to net loss of $12,344,086 in Q1 2026 a decrease of $1,006,026. The following discusses the significant variances between Q2 2026 and Q1 2026.

The largest contributor to the decreased net loss is the non-cash derivative liability adjustment which was a non-cash gain of $5,531,784 in Q2 2026 compared to a non-cash gain of $1,602,298 in Q1 2026, an increase of $3,929,486.

Wages and benefits decreased by $1,268,822 (31%) to $2,778,119 in Q2 2026 from $4,046,941 in Q1 2026. The Company paid performance bonuses in Q1 2026 which contributed to amount reported in that period. A similar bonus was not paid in Q2 2026.

Professional fees increased by $405,261 (126%) to $725,691 in Q2 2026 from $320,430 in Q1 2026. During Q2 2026, the Company incurred professional fees in defense of a claim that made against the Company. The Company does not have an update on the status of claim at this point. Professional fees were also incurred for other unique projects including the due diligence related to the Company’s loan receivable and other strategic investments.

Finance advisory fees increased by $2,920,000 (90%) to $6,172,500 in Q2 2026 from $3,252,500 in Q1 2026. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in Q2 2026 of $400 million.

Q1 2026 compared to Q4 2025

Net loss for Q1 2026 was $12,344,086 compared to net loss of $42,671,682 in Q4 2025 a decrease of $30,327,596. The following discusses the significant variances between Q1 2026 and Q4 2025.

The largest contributor to the decreased net loss is the non-cash derivative liability adjustment which was a gain of $1,602,298 in Q1 2026 compared to a non-cash loss of $30,689,590 in Q4 2025, an increase of $32,291,888. Company issued warrants which are exercisable in a foreign currency between 2023 and 2025. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The change in the derivative liability adjustment is affected by the Company’s stock price at each reporting date. During Q1 2026, a number of these warrants that were denominated in a foreign currency were repriced to USD. The repricing was the largest driver to the current period gain.

Non-cash stock-based compensation which includes the expense related to granted RSUs and stock options increased by $1,251,578 (56%) to $3,486,766 in Q1 2026 from $2,235,188 in Q4 2025. The valuation of awards is driven by a number of factors including the number of awards granted, the strike price and the volatility of the Company’s stock. The expense is dependent on the timing of the grant and the amortization of the awards as they vest. The awards vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

Wages and benefits increased by $3,335,405 (469%) to $4,046,941 in Q1 2026 from $711,536 in Q4 2025. The increase was a result of performance bonuses that were either accrued or paid in Q1 2026 to certain employees. The success of development to date and in the future is contingent on performance of key staff. Many development and financials goals were achieved during the period and retention of these employees will be critical to Poet’s continued success.

12

Professional fees decreased by $183,019 (36%) to $320,430 in Q1 2026 from $503,449 in Q4 2025. The expense in Q4 2025 included professional fees related to the 2025 financial statement audit and SOX compliance work. Most of the related fees were accrued Q4 2025 with the balance accounted for Q1 2026.

Finance advisory fees decreased by $1,379,736 (30%) to $3,252,500 in Q1 2026 from $4,632,236 in Q4 2025. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in Q1 2026 of $150 million.

General expense and rent increased by $1,061,802 (142%) to $1,809,654 in Q1 2026 from $747,852 in Q4 2025. During Q1 2026, the Company increased its investor relations and marketing initiatives, including the cost of its participation at the OFC in March 2026. Additionally, the Company moved its operations in Singapore to a new and larger facility. The Company incurred the costs of on boarding a new ERP system in Q1 2026 in preparation for the Company’s manufacturing ramp.

Other income, including interest increased by $1,467,327 (59%) to $3,970,291 in Q1 2026 from $2,502,964 in Q4 2025. The amounts recognized in both periods were all interest income earned on the Company’s cash reserves. The company raised significant funds between 2024 and Q1 2026. In particular, the Company raised $150 million in Q1 2026 which contributed to higher interest income in the quarter.

Q4 2025 compared to Q3 2025

Net loss for Q4 2025 was $42,671,682 compared to net loss of $9,369,714 in Q3 2025 an increase of $33,301,968. The following discusses the significant variances between Q4 2025 and Q3 2025.

The largest contributor to the increased net loss is the non-cash derivative liability adjustment which was $30,689,590 in Q4 2025 compared to $2,414,223 in Q3 2025, an increase of $28,275,367. Company issued warrants which are exercisable in a foreign currency between 2023 and 2025. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The change in the derivative liability adjustment is affected by the Company’s stock price at each reporting date.

Non-cash stock-based compensation which increased by $370,599 (20%) to $2,235,188 in Q4 2025 from $1,864,589 in Q3 2025. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

R&D increased by $885,747 (24%) to $4,621,450 in Q4 2025 from $3,735,703 in Q3 2025. The Company’s investment in 800G/1.6T tx and its expansion of module development has resulted in higher costs during the Q4 2025. It is however, expected that R&D for a Company at this stage of development will vary from period to period based on the development cycle and the immediate product development needs of the Company.

Professional fees increased by $132,036 (36%) to $503,449 in Q4 2025, compared to $371,413 in Q3 2025. The increase primarily reflects fees recognized in Q4 2025 related to the 2025 financial statement audit and SOX compliance work for services rendered during the period.

Finance advisory fees increased by $2,815,964 (155%) from $1,816,272 in Q3 2025 to $4,632,236 in Q4 2025. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in Q4 2025 of $225 million.

General expense and rent increased by $250,734 (50%) to $747,852 in Q4 2025 from $497,118 in Q3 2025. During Q4 2025, the Company increased its investor relations and marketing initiatives. These initiatives have proven valuable to the Company’s investor communications strategy.

13

Unrealized foreign exchange loss was $422,128 in Q4 2025 compared to gain of $1,641,602 in Q3 2025. The unrealized foreign exchange loss is a result of the volatility of the US dollar during the period in relation to other currencies that the Company has in reserve and along with US dollar denominated obligations.

Other income, including interest increased by $1,513,957 (153%) to $2,502,964 in Q4 2025 from $989,007 in Q3 2025. The amounts recognized in both periods were all interest income earned on the Company’s cash reserves. The company raised significant funds between 2024 and 2025. In particular, the Company raised $225 million in Q4 2025 which contributed to higher interest income in the quarter.

Q3 2025 compared to Q2 2025

Net loss for Q3 2025 was $9,369,714 compared to net loss of $17,263,375 in Q2 2025 a decrease of $7,893,661. The following discusses the significant variances between Q3 2025 and Q2 2025.

Professional fees decreased by $191,170 (69%) to $371,413 in Q3 2025 from $562,583 in Q2 2025. Professional fees in Q2 2025 included the cost of the 2024 year-end audit which was paid during Q2 2025. The Company’s audit fee also included additional costs related to the audit and acquisition of SPX.

Non-cash stock-based compensation increased by $699,107 (83%) to $1,864,589 in Q3 2025 from $1,165,482 in Q2 2025. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

Finance advisory fees increased by $513,808 (108%) from $1,302,464 in Q2 2025 to $1,816,272 in Q3 2025. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in 2025 of $55 million.

General expense and rent decreased by $512,660 (57%) to $497,118 in Q3 2025 from $1,009,778 in Q2 2025. During Q2 2025, the Company increased its investor relations and marketing initiatives over prior periods. The Company engaged a new firm to assist with these services in Q2 2025. The Company did not initiate any new programs in Q3 2025 but maintained its normal investor outreach programs.

The Company issued warrants which are exercisable in a foreign currency in 2023 and throughout 2024. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash loss of $7,559,991 during Q2 2025. In Q3 2025, the Company had a non-cash loss of $2,414,223 from its adjustment, which represents a decrease of $5,145,768 from Q2 2025. The change in the derivative liability adjustment is affected by the Company’s stock price at each reporting date.

Unrealized foreign exchange loss was $1,448,691 in Q2 2025 compared to gain of $1,641,602 in Q3 2025. The unrealized foreign exchange loss is a result of the volatility of the US dollar during the period in relation to other currencies that the Company has in reserve.

Other income, including interest increased by $455,699 (86%) to $989,007 in Q3 2025 from $533,308 in Q2 2025. The amounts recognized in both periods were all interest income earned on the Company’s cash reserves. The company raised significant funds between 2024 and 2025.

14

Q2 2025 compared to Q1 2025

Net loss for Q2 2025 was $17,263,375 compared to net income of $6,341,558 in Q1 2025 a decrease of $23,604,933. The following discusses the significant variances between Q2 2025 and Q1 2025.

Non-recurring engineering and product revenue (“NRE”) was $268,469 in Q2 2025 compared to $166,760 in Q1 2025, an increase of $101,709 (61%). Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

R&D decreased by $1,210,148 (28%) to $3,150,0444 in Q2 2025 from $4,360,192 in Q1 2025. Due to taking control of SPX in December 2024, the Company included SPX’s operations in its consolidated R&D during the period. Significant R&D compensation cost was incurred in Q1 2025, laying-off the SPX work force as part of its winding up plan. It is however, expected that R&D for a Company at this stage of development will vary from period to period based on the development cycle and the immediate product development needs of the Company.

Professional fees increased by $286,399 (104%) to $562,583 in Q2 2025 from $276,184 in Q1 2025. Professional fees in Q2 2025 included the cost of the 2024 year end audit which was paid during Q2 2025. The Company’s audit fee also included additional costs related to the audit and acquisition of SPX.

Wages and benefits decreased by $1,080,894 (51%) to $1,042,380 in Q2 2025 from $2,123,274 in Q1 2025. The decrease was a result of performance bonuses paid in Q1 2025 to certain employees. Bonus in Q1 2025 totaled $1,355,000. No bonus was paid in Q2 2025. The success of development to date and in the future is contingent on performance of key staff. Many development and financials goals were achieved during the period and retention of these employees will be critical to Poet’s continued success.

Non-cash stock-based compensation increased by $323,689 (38%) to $1,165,482 in Q2 2025 from $841,793 in Q1 2025. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

Finance advisory fees increased by $825,662 (173%) from $476,802 in Q1 2025 to $1,302,464 in Q2 2025. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in 2025 of $55 million.

The Company issued warrants which are exercisable in a foreign currency in 2023 and throughout 2024. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash gain of $15,382,971 during Q1 2025. In Q2 2025, the Company had a non-cash loss of $7,559,991 from its adjustment, which represents an decrease of $22,942,962 from Q1 2025. The change in the derivative liability adjustment is affected by the Company’s stock price at each reporting date.

Unrealized foreign exchange loss was $1,448,691 in Q2 2025 compared to nil in Q1 2025. The unrealized foreign exchange loss is a result of the volatility of the US dollar during the period in relation to other currencies that the Company has in reserve.

15

Q1 2025 compared to Q4 2024

Net income for Q1 2025 was $6,341,558 compared to a net loss of $30,259,239 in Q4 2024, an improvement of $36,600,797. The following discusses the significant variances between Q1 2025 and Q4 2024.

Non-recurring engineering and product revenue (“NRE”) was $166,760 in Q1 2025 compared to $29,032 in Q4 2024, an increase of $137,728 (474%). Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

R&D increased by $922,509 (27%) to $4,360,192 in Q1 2025 from $3,437,683 in Q4 2024. Due to taking control of SPX in December 2024, the Company included SPX’s operations in its consolidated R&D during the period. Significant R&D compensation cost was incurred in laying-off the SPX work force as part of its winding up plan. It is however, expected that R&D for a Company at this stage of development will vary from period to period based on the development cycle and the immediate product development needs of the Company.

Professional fees decreased by $402,972 (59%) to $276,184 in Q1 2025 from $679,156 in Q4 2024. During Q4 2024, the Company incurred professional fees related various finance and corporate restructuring projects including the acquisition of the remaining interest in SPX.

Wages and benefits increased by $1,364,391 (180%) to $2,123,274 in Q1 2025 from $758,883 in Q4 2024. The increase was a result of performance bonuses paid in Q1 2025 to certain employees. Bonus in Q1 2025 totaled $1,355,000. No bonus was paid in Q4 2024. The success of development to date and in the future is contingent on performance of key staff. Many development and financials goals were achieved during the period and retention of these employees will be critical to Poet’s continued success.

Depreciation and amortization increased by $251,587 (53%) to $726,868 in Q1 2025 from $475,281 in Q4 2024. As the Company embarks on its new phase of growth, focused on manufacturing, it acquired significant fixed assets in 2024. Many of these assets were placed in operations in Q1 2025.

Non-cash stock-based compensation decreased by $563,202 (40%) to $841,793 in Q1 2025 from $1,404,995 in Q4 2024. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

General expense and rent increased by $423,119 (89%) to $898,056 in Q1 2025 from $474,937 in Q4 2024. During the period, the Company increased its investor relations and marketing initiatives. The Company engaged a new firm to assist with these services during the period. Additionally, the Company moved its operations in Singapore to a new and larger facility. The Company paid rent for both facilities during Q1 2025.

Finance advisory fees decreased by $3,763,029 (89%) from $476,802 in Q1 2025 to $4,239,831 in Q4 2024. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in 2024 which exceeded $80 million.

The Company issued warrants which are exercisable in a foreign currency in 2023 and throughout 2024. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash gain of $15,382,971 during Q1 2025 from its adjustment, which represents an increase of $27,827,632 over Q4 2024 where the non-cash adjustment was a loss $12,444,661. 14,800 of these warrants were exercised in Q1 2025.

Other income, including interest increased by $16,334 (4%) to $527,782 in Q1 2025 from $511,448 in Q4 2024. The amounts recognized in both periods were all interest income earned on the Company’s cash reserves. The company raised significant funds during 2024.

During Q4 2024, the Company acquired the remaining 24.8% interest of SPX from SAIC. The acquisition of this interest resulted in a non-cash loss to the Company of $6,852,687. The Company did not have a similar loss in Q1 2025. The operations of SPX were included in the consolidated operations of the Company in Q1 2025.

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Q4 2024 compared to Q3 2024

Net loss increased by $17,518,702 (138%) in Q4 2024 to $30,259,239 from $12,740,537 in Q3 2024.

R&D increased by $1,672,202 (95%) to $3,437,683 in Q4 2024 from $1,765,481 in Q3 2024. R&D for a Company at this stage of development will vary from period to period based on the development cycle and the immediate product development needs of the Company.

Professional fees increased by $198,285 (41%) to $679,156 in Q4 2024 from $480,871 in Q3 2024. During Q4 2024, the Company incurred professional fees related various finance corporate restructuring projects including the acquisition of the remaining interest in SPX.

Finance advisory fees increased by $2,920,439 (221%) to $4,239,831 in Q4 2024 from $1,319,392 in Q3 2024. The increase was a result of finance advisory fees paid to a firm assisting the Company on financial and strategic matters, the success of the efforts contributed to approximately $26 million of capital raised in Q4.

The Company issued warrants in a foreign currency in Q4 2023 and in 2024. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The non-cash adjustment increased by $6,264,825 (101%) to $12,444,661 in Q4 2024 from $6,179,836 in Q3 2024. The non-cash adjustment relates to the fair value adjustment of the derivative liability on the remaining and exercised warrants. 262,200 of these warrants were exercised in Q4 2024.

During Q4 2024, the Company acquired the remaining 24.8% interest of SPX from SAIC. The acquisition of this interest resulted in a non-cash loss to the Company of $6,852,687. The Company did not have a similar loss in Q3 2024.

Other income, including interest increased by $295,111 (136%) to $511,448 in Q4 2024 from $216,337 in Q3 2024. The amounts recognized in both periods were all interest income earned on the Company’s cash reserves. The company raised significant funds during 2024.

OPEL, ODIS, POET Shenzhen, PTM, SPX and PTS

OPEL, ODIS, POET Shenzhen, PTM, SPX and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

17

On a consolidated basis, the Company operates geographically in Singapore, Malaysia, China (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2026

As of June 30,	Asia	US	Canada	Consolidated
Current assets	$2,768,509	$21,810,127	$774,907,571	$799,486,207
Long term deposit	375,812	-	-	375,812
Loan receivable	-	-	30,644,384	30,644,384
Investment	-	-	2,955,150	2,955,150
Property and equipment	15,593,832	257,984	-	15,851,816
Patents and licenses	-	576,028	-	576,028
Right of use assets	1,773,843	-	-	1,773,843
Deferred customer consideration	-	-	30,142,069	30,142,069
Total Assets	$20,511,996	$22,644,139	$838,649,174	$881,805,309

For the Six Months Ended June 30,	Asia	US	Canada	Consolidated
Revenue	$1,073,314	$-	$-	$1,073,314
Selling, marketing and
administration	(4,070,267)	(10,308,962)	(11,921,122)	(26,300,351)
Research and development	(12,676,893)	(43,539)	(113,160)	(12,833,592)
Interest expense	(114,411)	-	-	(114,411)
Fair value adjustment to derivative
warrant liability	-	-	7,134,082	7,134,082
Unrealized exchange gain	-	-	(910,975)	(910,975)
Other income, including
Interest	4,575	-	8,265,212	8,269,787
Net income (loss)	$(15,783,682)	$(10,352,501)	$2,454,037	$(23,682,146)

	2025

As of December 31,	Asia	US	Canada	Consolidated
Current assets	$1,325,632	$358,665	$312,777,534	$314,461,831
Long-term deposit	208,125	-	-	208,125
Property and equipment	11,914,787	319,041	-	12,233,828
Patents and licenses	-	556,375	-	556,375
Right of use assets	1,112,279	-	-	1,112,279
Total Assets	$14,560,823	$1,234,081	$312,777,534	$328,572,438

For the Six Months Ended June 30,	Asia	US	Canada	Consolidated

Revenue	$435,229	$-	$-	$435,229
Selling, marketing and administration	(2,219,461)	(2,547,628)	(5,695,166)	(10,462,255)
Research and development	(7,171,765)	(1,024,791)	(69,903)	(8,266,459)
Interest	(63,711)	-	-	(63,711)
Unrealized exchange gain (loss)	596,087	-	(2,044,778)	(1,448,691)
Fair value adjustment to derivative
warrant liability	-	-	7,822,980	7,822,980
Other income, including interest
and loan forgiveness	11,652	-	1,049,438	1,061,090
Net income (loss)	$(8,411,969)	$(3,572,419)	$1,062,571	$(10,921,817)

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Liquidity and Capital Resources

The Company had working capital of $766,794,625 on June 30, 2026 compared to $170,708,559 on December 31, 2025. The Company’s statement of financial position as of June 30, 2026 reflects assets with a book value of $881,805,309 compared to $328,572,438 as of December 31, 2025. Ninety one percent (91%) of the book value at June 30, 2026 was in current assets consisting primarily of cash, cash equivalents and short-term investments of $796,341,903 compared to ninety six percent (96%) of the book value as of December 31, 2025, which consisted primarily of cash and cash equivalents of $313,398,303. The working capital of $766,794,625 (2025 - $170,708,559) includes non-cash current liabilities of $22,020,827 (2025 - $135,631,585) related to derivative warrant liability and $5,800,000 (2025 - $5,800,000) in convertible debt which will be paid over a period of four years, however, the holder has the right to convert any unpaid amount into shares of the Company at its discretion and it is therefore classified as current.

During the six months ended June 30, 2026, the Company had negative cash flows from operations of $21,079,966. The Company purchased short-term investments of $141,370,897 using its excess cash resources. The Company made strategic loans of $30,000,000 to a company during the period at 6% to fund its operations and investing activities during the period. The Company also made a strategic investment of $2,955,150 to one of its key suppliers. The Company raised equity capital, net of issue costs of $543,656,995. Of the capital raised since 2024, the Company has approximately $796,000,000 remaining to be spent.

The Company intends to spend approximately $26,000,000 between 2026 and 2027 on activities directed at the development of modules and high-speed optical engines. During the period, the Company spent approximately $4,500,000 on these efforts. The Company used capital raised during the period to fund these efforts.

The Company had an approved capital budget of $14,500,000 for 2026 related to research and development, equipment, manufacturing equipment and patent registration. During the period, $5,508,836 was spent on capital expenses.

On December 31, 2024, the Company acquired Sanan IC’s 24.8% interest in SPX in exchange for a convertible debt of $6,500,000 to be paid, interest-free, over a period of five (5) years as follows:

October 31, 2025	$700,000 (paid)
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

At any time before the convertible debt is fully settled, Sanan IC has the right to convert any remaining balance owing into shares of common stock of the Company at a conversion price equal to the greater of:

(a)	the volume weighted average closing price (“VWAP”) of the common stock of the Company as reported by the NASDAQ Capital Market for thirty (30) days prior to the conversion date; or

(b)	the closing price of the common stock of the Company as reported by the NASDAQ Capital Market the day prior to the conversion date.

The acquisition of Sanan IC’s 24.8% interest in SPX, under which the Company obtains full control over SPX, was determined to be an asset acquisition because SPX did not meet the threshold of a business as defined by IFRS 3.

The Company determined that the convertible debt represents a hybrid financial instrument that contains 1) a host debt principal component, 2) a market price conversion feature that is a non-derivative with a value of nil that is not separable from the host debt and, 3) the VWAP conversion option that is a derivative with a nil value. As Sanan IC can exercise the conversion option at any time, the convertible debt is classified as current liability.

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The Company has operating leases on four facilities; head office located in Toronto, Canada, and operating facilities located in Malyasia, Singapore and China. The Company has expanded its operating facilities in Singapore, as a result it entered into a lease arrangement on October 1, 2024, expiring March 1, 2030. A security deposit in the amount of $375,812 was placed with the landlord. The lease on the Company’s operating facilities in China was entered into on December 20, 2024 and expires on December 19, 2027. As of June 30, 2026, the Company’s head office and operating facilities in Malaysia were on month-to-month lease terms.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

July 1, 2026 to December 31, 2026	$290,037
2027 and beyond	2,323,694
$2,613,731

Subsequent Events

On August 1, 2026, the Company announced the appointment Dr. Bardia Pezeshki and Jean F. Rankin to its Board of Directors. Dr. Pezeshki is a technology executive, entrepreneur and recognized innovator in optical communications, semiconductor devices and advanced interconnect technologies who recently served as Founder, Chief Executive Officer and Chief Technology Officer of Avicena Tech, where he pioneered micro-LED-based optical interconnect solutions for artificial intelligence and high-performance computing systems.

Ms. Rankin is an experienced public company director and former senior legal executive with extensive expertise in corporate governance, intellectual property, mergers and acquisitions, securities regulation and executive compensation. She currently serves on the Board of Directors of InterDigital, Inc.

The Company also announced the resignation of Jean-Louis Malinge who has served on the board of POET Technologies since 2017

Legal Actions

During the period, in the ordinary course of business, the Company was threatened with and named as defendants to a pending legal action. The Company does not believe that the ultimate outcome of these and any outstanding matters will have a material effect upon our operations, financial position, results of operations or cash flows. The Company is assessing its response to this legal action.

Related Party Transactions

Compensation to key management personnel including directors for the six months ended June 30, 2026, was as follows:

	2026	2025
Salaries	$6,396,507	$2,530,728
Share-based payments (1)	4,763,852	1,220,317
Total	$11,160,359	$3,751,045

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

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Critical Accounting Estimates

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

The determination of whether a corporate entity or set of assets acquired, and liabilities assumed, constitute a business may require the Company to make certain judgements, considering all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits. SPX was determined to constitute an acquisition of assets.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and derivative warrant liability. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, term of the lease
Office equipment	Straight Line, 3 – 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight-line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

For more details see Note 2 of the audited consolidated annual financial statements for the year ended December 31, 2025.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, convertible debt, derivative warrant liability, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	June 30, 2026	December 31, 2025
Cash, cash equivalents and short-term investments, measured at amortized cost:
Cash and cash equivalents	$432,531,904	$39,959,201
Short-term investments	$363,809,999	$273,439,102
Accounts receivable	$389,772	$-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(4,433,795)	$(1,639,543)
Convertible debt	$(5,800,000)	$(5,800,000)
Fair value through profit or loss (FVTPL)
Loan receivable	$30,644,384	$-
Derivative warrant liability	$(22,020,827)	$(135,631,585)
Fair value through other comprehensive income (FVTOCI) Investment	$2,955,150	$-

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Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled except for the Canadian entity which has determined that the U.S. dollar is its functional currency. Functional currencies include the Chinese Yuan, US, Singapore and Malaysian Ringgit. Most transactions within the entities are conducted in functional currencies. None of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $2,652,342.

Interest Rate Risk

Cash equivalents and short-term investments bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates. The Company does not depend on interest from its investments to fund its operations.

Credit Risk

The Company is not exposed to credit risk at this point as almost all its services provided are paid in advance.

World Economic Risk

Like many other companies, the world economic climate could have an impact on the Company’s business and the business of many of its current and prospective customers. A slump in demand for electronic-based devices, due to a world economic crisis may impact any anticipated licensing revenue.

Obsolescence Risk

The Company designs, manufactures and sells various highly technological optoelectronic products that could become obsolete should lower priced competitors or new technology enter the market. This would expose the company to obsolescence risk in the product offering. The redesign of the product offering could take significant time or could never occur.

Liquidity Risk

The Company predominately relies on equity funding for liquidity to meet current and foreseeable financial requirements. The Company currently does not maintain credit facilities. The Company’s existing financial resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of its consolidated financial statements.

Outstanding Share Data

Common Shares

Total common shares of the Company outstanding at June 30, 2026 and August 13, 2026 was 173,035,169 and 173,058,088 respectively.

Stock Options, warrants and Restricted Stock Units

Total warrants outstanding to purchase common shares of the Company at June 30, 2026 and August 13, 2026 was 78,734,968 priced between US$1.09 and US$26.25.

Stock options outstanding as at June 30, 2026 and August 13, 2026 was 5,369,393 priced between $1.27 and $6.33 per common share.

Restricted stock units outstanding as at June 30, 2026 and August 13, 2026 was 3,885,953 and 4,252,504.

Additional detailed share data information is available in the Company’s Notes to Consolidated Financial Statement.

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Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Controls and Procedures

(a)	Disclosure Controls and Procedures

Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the oversight of our Board of Directors (in particular its audit committee), is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and as set forth in Section 404 of SOX). The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. Under the SOX framework, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded our internal controls over financial reporting was effective as of December 31, 2025.

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(c)	Attestation Report of Registered Public Accounting Firm

Davidson & Company LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 20-F, and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025.

(d)	Changes in Internal Controls over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Key Business Risks and Uncertainties

The Company’s business, being a research and development phase photonic integration solutions provider, involves a high degree of risks. Certain factors, including but not limited to the ones below, could materially affect the Company’s financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or relating to the Company. See “Forward-Looking Statements” of this MD&A. Readers should carefully consider these risks as well as the information included or incorporated by reference in this MD&A and the Company’s financial statements.

The Company’s view of risks is not static and readers are cautioned that there can be no assurance that all risks to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effective controlled or mitigated. There can be additional new or elevated risks to the Company that are not described herein.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure in the Company’s most recent annual information form or Form 20-F available on SEDAR+ and EDGAR. The annual information form or Form 20-F and other publicly filed disclosure regarding the Company is available electronically on SEDAR+ and EDGAR under the Company’s issuer profile.

We have a history of large operating losses. We may not be able to achieve or sustain profitability in the future and as a result we may not be able to maintain sufficient levels of liquidity.

We have historically incurred losses and negative cash flows from operations since our inception. As of June 30, 2026, we had an accumulated deficit of approximately $321,000,000.

As of June 30, 2026, we held approximately $796,000,000 in cash, cash equivalents and short-term investments. We had working capital of approximately $767,000,000. The working capital includes non-cash current liabilities of $22,020,827 related to derivative warrant liability and $5,800,000 in convertible debt which will be paid over a period of four years, however, the holder has the right to convert any unpaid amount into shares of the Company at its discretion and it is therefore classified as current.

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The Company believes that it was classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2025 and may continue to be classified as a PFIC for the current and possibly future taxable years. The status of the Company as a PFIC could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

A foreign corporation is classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules with respect to the income and assets of the corporation’s corporate subsidiaries in which the corporation owns at least 25% (by value) of the stock, either: (i) 75% or more of the corporation’s gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of the corporation’s assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the Company’s income and assets for the year ended December 31, 2025, the Company believes that it was classified as a PFIC for 2025, and based on current business plans and financial expectations, the Company expects that it may not be classified as a PFIC for the current the taxable year. Whether the Company will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or any future taxable year is a factual determination that must be made annually after the close of each taxable year and is dependent on many factors, including the value of its passive assets, the amount and type of its gross income and market capitalization. In addition, such determination depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current or future taxable years.

If the Company is a PFIC for any taxable year during which a U.S. holder owns common shares, it generally will continue to be treated as a PFIC with respect to the U.S. holder for all succeeding years even if the Company ceases to meet the requirements for PFIC status. In that event, a U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized on a disposition of the common shares and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect of the common shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) as if such income had been recognized ratably over the U.S. holder’s holding period. Tax would be computed on such income at the highest ordinary income tax rate in effect for each taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.

The tax consequences that would apply if the Company were a PFIC would differ from those described above if a U.S. holder makes a valid qualified electing fund (“QEF”) election or a mark-to-market election. The Company intends to use reasonable efforts to furnish a U.S. holder with information reasonably requested by such U.S. holder to permit the U.S. holder to make a QEF election (and has furnished that information for the year ended December 31,2025).

Although the Company has announced its intent to redomicile in the United States and would no longer be a PFIC for periods following the U.S. domestication, the Company’s common shares generally would retain their PFIC taint for the period of time such shares were held while the Company was a foreign corporation, and there are various factors that could affect the consummation of the U.S. domestication, including the timing and structure, as well as an assessment of the U.S. and non-U.S. tax consequences to the Company and its shareholders of any U.S. domestication transaction.

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The PFIC rules are very complex. Each U.S. holder should consult its own tax advisor with respect to the PFIC rules, including the impact of such status on such U.S. holder, in light of such U.S. holder’s particular tax situation, the availability of and whether to make a QEF election or mark-to-market election with respect to the common shares, the consequences to such U.S. holder of not making either a QEF election or a mark-to-market election, and the tax reporting obligations of U.S. holders of PFIC stock.

The Company has been classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2025 and for the foreseeable future until certain conditions change. The status of the Company as a PFIC could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

A company may be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules with respect to the income and assets of our corporate subsidiaries in which we own at least 25% (by value) of the stock, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our income and assets for the year ended December 31, 2025, we believe that we were a PFIC for 2025 and maybe such until the passive income component of the Company’s gross income is less than 75%. Whether we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or any future taxable year is a factual determination that must be made annually after the close of each taxable year and is dependent on many factors, including the value of our passive assets, the amount and type of our gross income and market capitalization. Therefore, there can be no assurance that we will not be classified as a PFIC for the current or future taxable years. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined below in Item 10.E. “Taxation” – U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which a U.S. Holder holds our common shares.

The optical data communications industry in which we have chosen to operate is subject to significant risks, including rapid growth and volatility, dependence on rapidly changing underling technologies, market and political risks and uncertainties and extreme competition. We cannot guarantee that we will be able to anticipate or overcome any or all of these risks and uncertainties, especially as a relatively small company operating in an environment dominated by large, well-capitalized competitors with substantially more resources.

The optical data communications industry is subject to significant operational fluctuations. In order to remain competitive, we incur substantial costs associated with research and development, qualification, prototype production capacity and sales and marketing activities in connection with products that may be purchased, if at all, long after we have incurred such costs. In addition, the rapidly changing industry in which we operate, the length of time between developing and introducing a product to market, frequent changing customer specifications for products, customer cancellations of products and general down cycles in the industry, among other things, make our prospects difficult to evaluate. As a result of these factors, it is possible that we may not (i) generate sufficient positive cash flow from operations; (ii) raise funds through the issuance of equity, equity-linked or convertible debt securities; or (iii) otherwise have sufficient capital resources to meet our future capital or liquidity needs. There are no guarantees we will be able to generate additional financial resources beyond our existing balances.

In order to attract a wider investor audience for our shares and thereby to achieve a higher market value, we have listed on the Nasdaq Capital Market.

Our participation in this new market for our shares involves several levels of uncertainty and additional costs, in both capital and management time and attention. In addition, our Directors and Officers (D&O) liability insurance expense will increase dramatically, reflecting an increased prevalence of derivative shareholder lawsuits in the United States versus Canada. We cannot guarantee that listing on the Nasdaq will improve our stock price or liquidity, or attract a wider investor audience for our shares.

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We may not be able to obtain additional capital when desired, on favorable terms or at all.

We operate in a market that makes our prospects difficult to evaluate and, to remain competitive, we will be required to make continued investments in capital equipment, facilities and technology. We expect that substantial capital will be required to continue technology and product development, to expand our contract manufacturing capacity if we need to do so and to fund working capital for anticipated growth. If we do not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs, we may need additional financing to implement our business strategy.

If we raise additional funds through the issuance of our common stock or convertible securities, the ownership interests of our stockholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. Additional financing may not, however, be available on terms favorable to us, or at all, if and when needed, and our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed we may be unable to continue technology and product development, meet the demands of existing and prospective customers, adversely affecting our sales and market opportunities and consequently our business, financial condition and results of operations.

The process of developing new, technologically advanced products in semiconductor manufacturing and photonics products is highly complex and uncertain, and we cannot guarantee a positive result.

The development of new, technologically advanced products is a complex and uncertain process requiring frequent innovation, highly skilled engineering and development personnel and significant capital, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product introductions by competitors, technological changes or emerging industry standards. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, license these technologies from third parties, or remain competitive in our markets.

If our customers do not qualify our products for use on a timely basis, our results of operations may suffer.

Prior to the sale of new products, our customers typically require us to “qualify” our products for use in their applications. At the successful completion of this qualification process, we refer to the resulting sales opportunity as a “design win.” Additionally, new customers often audit our manufacturing facilities and perform other evaluations during this qualification process. The qualification process involves product sampling and reliability testing and collaboration with our product management and engineering teams in the design and manufacturing stages. If we are unable to accurately predict the amount of time required to qualify our products with customers, or are unable to qualify our products with certain customers at all, then our ability to generate revenue could be delayed or our revenue would be lower than expected and we may not be able to recover the costs associated with the qualification process or with our product development efforts, which would have an adverse effect on our results of operations.

We have limited operating history in the data center market, and our business could be harmed if this market does not develop as we expect.

The current target market for our Optical Interposer-based optical engine is the data center market for data communications within the data center and beyond. We have limited experience in selling products in this market. We may not be successful in developing a product for this market and even if we do, it may never gain widespread acceptance by large data center operators. Recent growth in the data center market has been driven by the need to support the expanding use of Artificial Intelligence, which may not be sustainable. If our expectations for the growth of the data center / datacom market are not realized, our financial condition or results of operations may be adversely affected.

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Customer demand is difficult to forecast accurately and, as a result, we may be unable to match production with customer demand.

We make planning and spending decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of product demand and customer requirements. Our products are typically sold pursuant to individual purchase orders. While our customers may provide us with their demand forecasts, they are typically not contractually committed to buy any quantity of products beyond firm purchase orders. Furthermore, many of our customers may increase, decrease, cancel or delay purchase orders already in place without significant penalty. The short-term nature of commitments by our expected customers and the possibility of unexpected changes in demand for their products reduce our ability to accurately estimate future customer requirements. If any of our customers decrease, stop or delay purchasing our products for any reason, we will likely have excess manufacturing capacity or inventory and our business and results of operations would be harmed.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

The market for optical components and modules is highly competitive and this competition could result in our existing customers moving their orders to our competitors. We are aware of a number of companies that have developed or are developing integrated optical products, including silicon photonics engines, remote light sources, pluggable components, modules and subsystems, photonic integrated circuits, among others, that compete (or may in the future compete) directly with our current and proposed product offerings.

Some of our current competitors, as well as some of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. We may not be able to compete successfully with our competitors and aggressive competition in the market may result in lower prices for our products and/or decreased gross margins. Any such development could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of suppliers and key contract manufacturers who could disrupt our business and technology development activities if they stopped, decreased, delayed or were unable to meet our demand for shipments of their products or manufacturing of our products.

We depend on a limited number of suppliers of epitaxial wafers and contract manufacturers for our Indium Phosphide (“InP”) laser developments and optical interposer production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shutdowns due to circumstances beyond their control such as pandemics, earthquakes, floods, fires, labor unrest, political unrest or other natural disasters. A change in supplier could require technology transfer that could require multiple iterations of test wafers. This could result in significant delays in resumption of production.

Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could materially and adversely affect our ability to fulfill customer orders and our results of operations. Lead times for the purchase of certain materials and equipment from suppliers have increased and, in some cases, have limited our ability to rapidly respond to increased demand, and may continue to do so in the future. To the extent we introduce additional contract manufacturing partners, introduce new products with new partners and/or move existing internal or external production lines to new partners, we could experience supply disruptions during the transition process. In addition, due to our customers’ requirements relating to the qualification of our suppliers and contract manufacturing facilities and operations, we cannot quickly enter into alternative supplier relationships, which prevent us from being able to respond immediately to adverse events affecting our suppliers.

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Our international business and operations expose us to additional risks.

We have significant tangible assets located outside the United States and Canada. Conducting business outside Canada and the United States subjects us to a number of additional risks and challenges, including:

●	periodic changes in a specific country’s or region’s economic conditions, such as recession;

●	licenses and other trade barriers;

●	the provision of services may require export licenses;

●	environmental regulations;

●	certification requirements;

●	fluctuations in foreign currency exchange rates;

●	inadequate protection of intellectual property rights in some countries;

●	preferences of certain customers for locally produced products;

●	potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which we and our customers, suppliers and contract manufacturers are located;

●	Canadian and U. S. and foreign anticorruption laws;

●	seasonal reductions in business activities in certain countries or regions; and

●	fluctuations in freight rates and transportation disruptions.

These factors, individually or in combination, could impair our ability to effectively operate one or more of our foreign facilities or deliver our products, result in unexpected and material expenses, or cause an unexpected decline in the demand for our products in certain countries or regions. Our failure to manage the risks and challenges associated with our international business and operations could have a material adverse effect on our business.

If we fail to attract and retain key personnel, our business could suffer.

Our future success depends, in part, on our ability to attract and retain key personnel, including executive management. Competition for highly skilled technical personnel is extremely intense and we may face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future success also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business.

If we fail to protect, or incur significant costs in defending our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patent registrations in the U.S. and in foreign countries, some of which have been issued. We cannot guarantee that our pending applications will be approved by the applicable governmental authorities. Moreover, our existing and future patents and trademarks may not be sufficiently broad to protect our proprietary rights or may be held invalid or unenforceable in court. A failure to obtain patents or trademark registrations or a successful challenge to our registrations in the U.S. or foreign countries may limit our ability to protect the intellectual property rights that these applications and registrations intended to cover.

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Policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation, unauthorized use or other infringement of our intellectual property rights. Further, we may not be able to effectively protect our intellectual property rights from misappropriation or other infringement in foreign countries where we have not applied for patent protections, and where effective patent, trademark, trade secret and other intellectual property laws may be unavailable or may not protect our proprietary rights as fully as Canadian or U.S. law. We may seek to secure comparable intellectual property protections in other countries. However, the level of protection afforded by patent and other laws in other countries may not be comparable to that afforded in Canada and the U.S.

We also attempt to protect our intellectual property, including our trade secrets and know-how, through the use of trade secret and other intellectual property laws, and contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and independent consultants. We also use non-disclosure agreements with other third parties who may have access to our proprietary technologies and information. Such measures, however, provide only limited protection, and there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, especially after our employees end their employment, and that our trade secrets will not otherwise become known by competitors or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products, otherwise obtain and use our intellectual property, or may independently develop similar or equivalent trade secrets or know-how. If we fail to protect our intellectual property and other proprietary rights, or if such intellectual property and proprietary rights are infringed or misappropriated, our business, results of operations or financial condition could be materially harmed.

In the future, we may need to take legal actions to prevent third parties from infringing upon or misappropriating our intellectual property or from otherwise gaining access to our technology. Protecting and enforcing our intellectual property rights and determining their validity and scope could result in significant litigation costs and require significant time and attention from our technical and management personnel, which could significantly harm our business. We may not prevail in such proceedings, and an adverse outcome may adversely impact our competitive advantage or otherwise harm our financial condition and our business.

We may be involved in intellectual property disputes in the future, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.

Participants in the markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. There can be no assurance that third parties will not assert infringement claims against us, and we cannot be certain that our products would not be found infringing on the intellectual property rights of others. Regardless of their merit, responding to such claims can be time consuming, divert management’s attention and resources and may cause us to incur significant expenses. Intellectual property claims against us could result in a requirement to license technology from others, discontinue manufacturing or selling the infringing products, or pay substantial monetary damages, each of could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

If we fail to obtain the right to use the intellectual property rights of others that are necessary to operate our business, and to protect their intellectual property, our business and results of operations will be adversely affected.

From time to time, we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. We cannot assure you that third party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. Our inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

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Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a materially adverse impact on our financial reporting and our business. We are required to have our internal controls over financial reporting audited under Section 404(b) of the Sarbanes-Oxley Act.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. Until December 31, 2021 we qualified as an “emerging growth company” under the JOBS Act, and, as a result, were exempted from certain SEC reporting requirements, including those requiring registrants to include an auditor’s report regarding the Company’s internal controls as part of such registrant’s periodic reports. Our “emerging growth company” status expired on December 31, 2021. The report of our auditors regarding the effectiveness of our internal controls over disclosure and financial reporting as of December 31, 2025 is attached to our audited consolidated financial statements.

Our internal control over financial reporting cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock by the Nasdaq, or other material adverse effects on our business, reputation, results of operations or financial condition.

The process of designing and implementing effective internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal control that is adequate to satisfy our reporting obligations as a public company. In addition, we are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining our internal control over financial reporting may divert our management’s attention from other matters that are important to our business. In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we and/or our independent registered accounting firm may identify material weaknesses and other deficiencies that may require significant effort and expense to remediate. We may encounter problems or delays in completing the remediation of any such weaknesses or other deficiencies.

If there is a change in conditions, or the degree of compliance with policies or procedure deteriorates, internal review of our internal control over financial reporting or the subsequent testing by our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed material weaknesses. If this occurs, our consolidated financial statements or disclosures may contain material misstatements and we could be required to restate our financial results. Additionally, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not in future issue an unqualified opinion, each of which could lead to investors losing confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock, and we may be unable to maintain compliance with applicable stock exchange listing requirements.

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Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2025, we had accumulated net operating losses (“NOLs”), of approximately $180 million. Losses for the current period will be evaluated when the tax returns are prepared. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the Company’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets. Such controls have increased for companies in China under the US government’s “control list”, and may further limit or impair our ability to use certain sub-contractors or to sell directly to companies on the list

We are subject to export and import control laws, trade regulations and other trade requirements that limit which raw materials and technology we can import or export and which products we sell and where and to whom we sell our products. Specifically, the Bureau of Industry and Security of the U.S. Department of Commerce is responsible for regulating the export of most commercial items that are so called dual-use goods that may have both commercial and military applications. A limited number of our products are exported by license under certain classifications. Export Control Classification requirements are dependent upon an item’s technical characteristics, the destination, the end-use, and the end-user, and other activities of the end-user. Should the regulations applicable to our products change, or the restrictions applicable to countries to which we ship our products change, then the export of our products to such countries could be restricted. As a result, our ability to export or sell our products to certain countries could be restricted, which could adversely affect our business, financial condition and results of operations. Changes in our products or any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in delayed or decreased sales of our products to existing or potential customers. In such event, our business and results of operations could be adversely affected.

Our manufacturing operations are subject to environmental regulation that could limit our growth or impose substantial costs, adversely affecting our financial condition and results of operations.

Our properties, operations and products are subject to the environmental laws and regulations of the jurisdictions in which we operate and sell products. These laws and regulations govern, among other things, air emissions, wastewater discharges, the management and disposal of hazardous materials, the contamination of soil and groundwater, employee health and safety and the content, performance, packaging and disposal of products. Our failure to comply with current and future environmental laws and regulations, or the identification of contamination for which we are liable, could subject us to substantial costs, including fines, cleanup costs, third-party property damages or personal injury claims, and make significant investments to upgrade our facilities or curtail our operations. Identification of presently unidentified environmental conditions, more vigorous enforcement by a governmental authority, enactment of more stringent legal requirements or other unanticipated events could give rise to adverse publicity, restrict our operations, affect the design or marketability of our products or otherwise cause us to incur material environmental costs, adversely affecting our financial condition and results of operations.

We are exposed to risks and increased expenses and business risk as a result of Restriction on Hazardous Substances, or RoHS directives, which have been amended but are still in effect.

Following the lead of the European Union, or EU, various governmental agencies have either already put into place or are planning to introduce regulations that regulate the permissible levels of hazardous substances in products sold in various regions of the world. For example, the RoHS directive for EU took effect on July 1, 2006. The labeling provisions of similar legislation in China went into effect on March 1, 2007 and is still in effect, as amended. Consequently, many suppliers of products sold into the EU have required their suppliers to be compliant with the new directive. We anticipate that our customers may adopt this approach and will require our full compliance, which will require a significant number of resources and effort in planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such events, we could experience the following consequences: loss of revenue, damages reputation, diversion of resources, monetary penalties, and legal action.

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Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits companies operating in the U.S. from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Non-U.S. companies, including some that may compete with us, may not be subject to these prohibitions, and therefore may have a competitive advantage over us. If we are not successful in implementing and maintaining adequate preventative measures, we may be responsible for acts of our employees or other agents engaging in such conduct. We could suffer severe penalties and other consequences that may have a material adverse effect on our financial condition and results of operations.

Natural disasters or other catastrophic events could harm our operations.

Our operations in the U.S., Canada, Singapore and China could be subject to significant risk of natural disasters, including earthquakes, hurricanes, typhoons, flooding and tornadoes, as well as other catastrophic events, such as epidemics, terrorist attacks or wars. For example, our testing facility in Singapore is in an area that is susceptible to hurricanes. Any disruption in our facilities or those of our contractors and suppliers arising from these and other natural disasters or other catastrophic events could cause significant delays in the production or shipment of our products until we are able to arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. Our property insurance coverage with respect to natural disaster is limited and is subject to deductible and coverage limits. Such coverage may not be adequate or continue to be available at commercially reasonable rates and terms. The occurrence of any of these circumstances may adversely affect our financial condition and results of operation.

We may be subject to disruptions or failures in information technology systems and network infrastructures that could have a material adverse effect on our business and financial condition.

We rely on the efficient and uninterrupted operation of complex information technology systems and network infrastructures to operate our business. A disruption, infiltration or failure of our information technology systems as a result of software or hardware malfunctions, system implementations or upgrades, computer viruses, third-party security breaches, employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents could cause a breach of data security, loss of intellectual property and critical data and the release and misappropriation of sensitive competitive information and partner, customer, and employee personal data. Any of these events could harm our competitive position, result in a loss of customer confidence, cause us to incur significant costs to remedy any damages fand ultimately materially adversely affect our business and financial condition.

A significant disruption in, or breach in security of, our information technology systems or violations of data protection laws could materially adversely affect our business and reputation.

In the ordinary course of business, we collect and store confidential information, including proprietary business information belonging to us, our customers, suppliers, business partners and other third parties and personally identifiable information of our employees. We rely on information technology systems to protect this information and to keep financial records, process orders, manage inventory, coordinate shipments to customers, and operate other critical functions. Our information technology systems may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures and user errors. If we experience a disruption in our information technology systems, it could result in the loss of sales and customers and significant incremental costs, which could materially adversely affect our business. We may also be subject to security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, or acts of vandalism by disgruntled employees or third parties. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our information technology network and systems have been and, we believe, continue to be under constant attack. Accordingly, despite our security measures or those of our third-party service providers, a security breach may occur, including breaches that we may not be able to detect. Security breaches of our information technology systems could result in the misappropriation or unauthorized disclosure of confidential information. Such breaches could also result in legal action against us by third parties.

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Tariffs may adversely impact our supply chain and cost structure.

The current U.S. presidential administration previously significantly increased tariffs on U.S. imports. In 2026, the current U.S. presidential administration has continued to threaten the enactment of additional tariffs on Canada that could be as high as 100%. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, including a subsequent exemption for goods compliant with the United States-Mexico-Canada Agreement (USMCA), which the U.S. presidential administration is reportedly considering pulling out of. Although the United States Supreme Court recently struck down many of the administration’s tariffs as unconstitutional, the administration has responded by initiating investigations under the Trade Act of 1974 against certain countries, including Canada, whose goal is to reimpose the tariffs through alternate means. This has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. In response to these tariffs, other countries have limited their trade with the United States and have retaliated through their own restrictions and/or increased tariffs, among other actions. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, which has been targeted by the current U.S. presidential administration and there is substantial uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy.

The implementation of new tariffs or changes to existing trade policies, particularly in the United States, may negatively affect POET’s global supply chain and cost structure, or otherwise negatively impact us, which may have a material adverse effect on our business, financial condition and operations. Tariffs on imported components or finished goods could increase the cost of materials and manufacturing, leading to higher overall production expenses. This could impact the company’s profitability, pricing strategies, and competitive positioning in key markets. In addition, this uncertainty may adversely impact: (i) the ability of companies to transact business with companies such as us; (ii) global stock markets (including Nasdaq); and (iii) general global economic conditions. While POET continues to evaluate strategies to mitigate these risks, including potential alternative sourcing options, the unpredictability of future trade policies presents a significant challenge that could adversely affect the company’s financial performance.

Outbreaks of diseases and public health crises could delay our development activities and adversely affect our results of operations.

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

The Company continues to monitor the developments and impacts of any health crises and pandemic diseases as they may arise. The Company cannot estimate whether, or to what extent, any future outbreak of epidemics or pandemics or other health crises may have an impact on the business, operations and financial condition of the Company. The outbreak of epidemics, pandemics or other public health crises, may result in volatility and disruptions global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor costs, regulatory changes, political or economic instabilities or civil unrest as well as the Company’s ability to service its obligations as they arise. As such, the impacts of such crises may have a material adverse effect on the Company’s business, results of operations and financial condition and the market price of the Common Shares. There can be no assurance that the Company’s personnel or its contractors’ personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks.

Please refer to the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca for a detailed discussion of the risks facing the Company.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca including the information contained in the Company’s Annual Information Form filed on SEDAR+ at www.sedarplus.ca.

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POET Technologies, Inc. www.poet-technologies.com

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